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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Sand Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15210 N. Scottsdale Rd, Ste 305
(No. and Street)

Scottsdale	AZ	85254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Horsman
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AMB

OATH OR AFFIRMATION

I, Patrick Horsman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Sand Securities, LLC, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENISE SADOWSKI
Notary Public, State of New York
No. 01SA5076308
Qualified in Queens County
Certificate filed in New York County
Commission Expires April 21, 2019

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
March 31, 2017
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents


BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Blue Sand Securities, LLC:

We have audited the accompanying statement of financial condition of Blue Sand Securities, LLC as of March 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Blue Sand Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Sand Securities, LLC as of March 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Blue Sand Securities, LLC's financial statements. The Supplemental Information is the responsibility of Blue Sand Securities, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
May 25, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
March 31, 2017

ASSETS

CURRENT ASSETS:		
Cash	$	489,247
Accounts receivable		1,577,409
Prepaid expense		10,638
TOTAL CURRENT ASSETS		2,077,294
Net fixed assets		12,948
Other assets:		
Deposits		172,544
TOTAL OTHER ASSETS		172,544
TOTAL ASSETS	$	2,262,786

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Commissions payable	$	464,606
Accrued expenses		164,027
Pension payable		8,385
TOTAL CURRENT LIABILITIES		637,018
MEMBERS' EQUITY		1,625,768
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,262,786

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2017

REVENUE	$	9,417,662
OPERATING EXPENSES:		
Commission expense		2,724,546
Insurance		1,220,914
Consulting		493,287
Pension		457,939
Payroll		258,543
Professional fees		216,021
Travel and entertainment		166,371
Rent		144,650
Regulatory fees		125,120
Other expenses		21,925
Dues and subscriptions		9,645
Utilities		3,300
Depreciation		1,378
Total operating expenses		5,843,639
Net Income before other income and income taxes		3,574,023
Other income:		
Interest income		1,753
Net income before income taxes		3,575,776
Income tax expense		135,956
NET INCOME	$	3,439,820

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2017

MEMBERS' EQUITY, APRIL 1, 2016	$	3,272,139
Net income		3,439,820
Member withdrawals		(5,086,191)
MEMBERS' EQUITY, MARCH 31, 2017	$	1,625,768

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2017

OPERATING ACTIVITIES:		
Net Income	$	3,439,820
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,378
Changes in operating assets and liabilities:		
Decrease in accounts receivable		648,938
Decrease in prepaid expenses		22,913
Increase in commission payable		217,860
Decrease in accrued expenses		(304,974)
Total adjustments		586,115
Net cash provided by operating activities		4,025,935
INVESTING ACTIVITES:		
Security deposit		(4,650)
Net cash used by investing activities		(4,650)
FINANCING ACTIVITES:		
Member withdrawals		(5,086,191)
Net cash used by financing activities		(5,086,191)
NET DECREASE IN CASH		(1,064,906)
CASH AT BEGINNING OF YEAR		1,554,153
CASH AT END OF YEAR	$	489,247
Non Cash Investing and Financing Activity:		
Cash paid for income taxes	$	45,000

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

(1) Description of business

Blue Sand Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Delaware Limited Liability Company ("LLC") formed on August 30, 2006.

The Company is a third-party marketer of hedge funds, introducing institutional and accredited investors to hedge funds with which the Company has entered into marketing agreements. The Company's offices are located in, Maryland, Arizona, Florida, and Massachusetts. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(2) Summary of significant accounting policies

Basis of preparation - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue and cost recognition - Revenues from investment advisory and consulting services are contingent upon the successful completion of services provided. Revenue is recognized on the date of settlement or closing of a transaction and when the income is reasonably determinable. All related expenses arising from these transactions are also recorded in the same period in which the revenues are earned. Management defers recognizing any revenues until the earnings process is complete. The earnings process is complete when services, as outlined in each client agreement, have occurred and the revenue is reasonably estimable. The Company is evaluating between revenue recognition standards and will implement as required.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Accounts receivable – Accounts receivable represents commissions due for services provided to its customers. The Company does not require collateral for accounts receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and, as a consequence believes accounts receivable are stated at the net realizable value and credit risk exposure is limited. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. Management believes that all accounts receivable as of March 31, 2017 are collectible, and therefore no allowance has been provided for uncollectible accounts.

(2) Summary of significant accounting policies (continued)

Fixed assets – Fixed assets are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Furniture, fixtures and equipment are depreciated over 7 years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Investments – The estimated fair value of investments is determined by a number of factors, including: comparable publicly traded securities, the costs of investments, the net asset value and percentage held of the investment, as well as the current and projected operating performance of the company invested in. Changes in unrealized appreciation or depreciation of the investments are recognized as a component revenue income in the statement of operations. Because of the inherent uncertainty of these valuations, the estimated values may differ from the actual fair values that may or may not be ultimately realized

Income taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

The Company is subject to Massachusetts state and New York City local taxes, which are based on income earned. The Company has recorded income tax expense of $135,956 for the year ended March 31, 2017.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Management is unaware of any unrecognized tax positions in existence as of March 31, 2017.

Fair Value Measurements - The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and

(2) Summary of significant accounting policies (continued)

liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, prepaid expense, investments, commissions payable and accrued expenses, approximate their fair values due to their short maturities.

Recent Accounting Pronouncements - Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

(3) Fixed Assets

Fixed assets consist of the following at March 31, 2017:

Furniture, fixtures and equipment	$ 37,586
Less accumulated depreciation	24,638
Total	$ 12,948

Depreciation expense charged to operations was $1,378 for the year ended March 31, 2017.

(4) Prepaid expenses

Prepaid expenses consist of advance payment of regulatory fees and other expenses that will be expensed within a year. The unamortized balance was $10,638 as of March 31, 2017.

(5) Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company currently operates pursuant to the customer protection exemption k(2)(i) to SEC Rule 15c3-3. In addition, the Company does not hold or receive customer securities. As a result, the Company operates pursuant to a minimum net capital requirement of the greater of $5,000 or 6-2/3% of aggregate indebtedness.

(5) Net capital requirements (continued)

At March 31, 2017, the Company had net capital of $316,835 which was $274,367 in excess of its required net capital of $42,468. The percentage of aggregated indebtedness to net capital at March 31, 2017 was 201.06%.

(6) Operating Lease Agreements

The Company leases its office space under operating leases as follows:

The Company's office space leased in Arizona provides for a month-to-month commitment of $850 per month in rent.

The Company's office space leased in Maryland provides for a month-to-month commitment of $1,500 per month in rent.

The Company's office space leased in Washington, D.C. provides for a month-to-month commitment of $1,150 per month in rent.

The Company's office space leased in Florida is for the period August 1, 2016 through July 31, 2019. For the year ending March 31, 2017, rent on this space was $24,000. For the year ending March 31, 2018, thc lease commitment is $36,800. For the year ending March 31, 2019, the lease commitment is $38,000. For the year ending March 31, 2020, the lease commitment is $12,800.

Lease expense for the year ending March 31, 2017 is $144,650.

(7) Commitments and contingencies

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. As of March 31, 2017, the Company is not aware of any risks or legal action which would have a material impact on the financial position or operations of the Company.

(8) Concentration risks

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

The Company had one customer that represented approximately 52% of the Company's revenues for the year ended March 31, 2017 and two customers that represented approximately 77% of total accounts receivable as of March 31, 2017.

(9) Pension Plan

In 2014, the Company adopted a defined benefit pension plan. All employees and partners not excluded by class are eligible to enter on the January 1 or July 1 coincident with or following the completion of one year of service and reaching the age of 21.

Participants are fully vested upon completing three years of service, excluding years with less than 1,000 hours. The pension benefit is payable for the life of the participant and begins on the normal retirement date, which is 62 years old.

Selected financial information for the pension plan is as follows:

	2017
Change in projected benefit liability	
Liability at April 1, 2016	$ 581,235
Interest cost	29,061
Participant contributions	395,400
Liability at March 31, 2017	$1,005,696

Change in fair value of plan assets	
Fair value at April 1, 2016	$ 568,478
Actual return on plan assets	35,233
Employer contributions	393,600
Fair value at March 31, 2017	$ 997,311
Funded status	$ (8,385)

The components of benefit expense are as follows for the year ended March 31, 2017:

Components of benefit expense:	
Service Cost	$395,400
Interest cost	62,539
Benefit expense	$457,939

The following table provides the weighted-average assumptions used to determine projected benefit liability and benefit expense for the pension plan as of March 31, 2017:

Weighted-average assumptions	
Liability discount rate	6.3%
Expected return on plan assets	5.5%

(9) Pension Plan (continued)

Plan Assets

The pension plan investment strategy includes the use of actively managed securities and is reviewed periodically in conjunction with plan liabilities, an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. The investment objective is to ensure that funds are available to meet the plan's benefit obligations when they become due. The overall investment strategy is to prudently invest plan assets in a well-diversified portfolio of equity and high-quality debt securities to achieve the long-term expectations.

The expected long-term rate of return on plan assets is 5.5%.

Plan assets measured at fair value as of March 31, 2017 are categorized consistently by level as follows:

	Total	Level 1	Level 2	Level 3
U.S. Government securities	$ 64,227	$64.227	$ -	$ -
Hedge fund	933,084	-	-	933,084
Total	$997,311	$64,227	-	$933,084

The changes in Level 3 plan assets are as follows during the year ended March 31, 2017:

Beginning balance at April 1, 2016	$228,029
Purchases	711,150
Sales	-
Unrealized gain	58,132
Ending balance at March 31, 2017	$997,311

(10) Subsequent events

The Company has evaluated subsequent events through May 25, 2017, the date which the financial statements were available to be issued, and has determined that, except as disclosed below, there are no additional subsequent event matters that require recognition or disclosurc in the financial statements.

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2017

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 1,625,768
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	1,308,933
NET CAPITAL	$ 316,835
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 637,018
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of A.I.)	$ 42,468
Excess net capital	$ 274,367
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 253,133
Percentage of aggregate indebtedness to net capital	201.06

There is no difference in the above computation and the Company's net capital as reported in the Company's amended Part IIA (unaudited) FOCUS report as of March 31, 2017 filed on May 25, 2017.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(i), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control or any customer funds or securities.


BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Blue Sand Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended March 31, 2017, in which (1) Blue Sand Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
May 25, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

BLUE SAND SECURITIES LLC

May 24, 2017

RE: EXEMPTION REPORT YEAR ENDED MARCH 31, 2017

Blue Sand Securities, LLC (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended March 31, 2017 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

BLUE SAND SECURITIES LLC

Michael Cooney
Managing Member

15210 N. Scottsdale Rd., Ste. 305, Scottsdale, AZ 85254
Phone: 212.461.6004 Fax: 866.512.7002


BAUER
& COMPANY
audit & accounting services

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Members of
Blue Sand Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2017, which were agreed to by Blue Sand Securities, LLC and SIPC, solely to assist you and the other specified parties in evaluating Blue Sand Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Blue Sand Securities, LLC's management is responsible for Blue Sand Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended March 31, 2017 with the amounts reported in Form SIPC-7 for the year ended March 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
May 25, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 3/31/17

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Blue Sand Securities LLC

15210 N Scottsdale Rd., Ste 305

Scottsdale, AZ 85254

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Shannon Crotty 212-461-6004

2. A. General Assessment (item 2e from page 2) $23544.16

B. Less payment made with SIPC-6 filed (**exclude interest**) (8813.10)

11/15/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 14731.06

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $14731.06

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☒
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Blue Sand Securities LLC
(Name of Corporation, Partnership or other organization)

Shannon Crotty
(Authorized Signature)

Dated the 25 day of May, 20 17.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 04/01/16
and ending 03/31/17

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$9419415
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest income (Deductions in excess of $100,000 require documentation)	1753
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1753
2d. SIPC Net Operating Revenues	$9417662
2e. General Assessment @ .0025	$23544.16

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